Exhibit 99-3
                                                                    ------------



                              KOOR INDUSTRIES LTD.
                        --------------------------------

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                        --------------------------------

                             Tel Aviv, June 11, 2007


DATE:    Monday, June 11, 2007

TIME:    9:00 a.m., Israel time

VENUE:   IDB Group Headquarters
         3 Azrieli Center
         The Triangle Tower
         41st Floor
         Galil Room
         Tel Aviv 67023
         Israel

To the owners and holders
of American Depository Receipts ("ADRs") evidencing American Depository Shares ("ADSs")* held by the owners and holders of ADRs (the "ADRs Holders"):

Issuing Company:     Koor Industries Ltd. ("Koor" or the "Company")
Deposit Agreement:   Deposit Agreement, dated as of November 13, 1995, by and
                     among, The Bank of New York, as depository (the "Bank"),
                     Koor and the ADRs Holders (the "Deposit Agreement")
ADR CUSIP No:        500507108**
ADS Record Date:     The close of business in New York on May 11, 2007**
Deeming Provisions:  For the purposes of this Notice, any reference to shareholders of Koor (the "Shareholders") shall be deemed also to be a reference to ADR holders and vice-versa.

     Koor hereby gives notice that the Annual General Meeting of Shareholders (the "Meeting") will be held on Monday June 11, 2007, at 9:00 a.m., Israel time, at the IDB Group headquarters, the Board room of IDB Holding Corporation, located at 3 Azrieli Center, The Triangle Tower, 41st Floor, Galil Room, Tel Aviv 67023, Israel.


---------------

* Each ADS represents 0.20 of an Ordinary Share of Koor, par value NIS 0.001 (the "Ordinary Shares").

**      As determined by the Bank, or in reliance on information furnished to
Koor by the Bank under the Deposit Agreement.

The Following is the Agenda for the Meeting:
-------------------------------------------

1. To appoint each of the following as a member of the Board of Directors of the Company (the "Board of Directors"):

          (1)  Marc Schimmel; and
          (2)  Avraham Asheri.

2. To reappoint Somekh Chaikin, a member of KPMG International, as the Company's auditors and to authorize the Board of Directors to determine their audit fees.

3. To amend the provisions of the Company's articles of association (the "Articles of Association") to authorize and regulate the making of donations by the Company.

4. To approve an arrangement with Discount Investment Corporation Ltd. for participation in the compensation costs of the Chief Executive Officer of the Company.

     In addition, at the Meeting, the Board of Directors will, as required by Israeli law, present the Meeting with the Audited Financial Statements of the Company for the year ended December 31, 2006.

                                            By Order of the Board of Directors

                                            Shlomo Heller
                                            Corporate Secretary



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


                              Koor Industries Ltd.
                                3 Azrieli Center
                               The Triangle Tower
                                   41st Floor
                             Tel Aviv 67023, Israel


                                 PROXY STATEMENT

     This Notice is furnished to the ADR holders of Koor Industries Ltd. ("Koor" or the "Company") in connection with the Annual General Meeting of the shareholders of Koor (the "Meeting"). The Meeting will be held on Monday June 11, 2007, at 9:00 a.m., Israel time, at the IDB Group headquarters, the Board room of IDB Holding Corporation, located at 3 Azrieli Center, The Triangle Tower, 41st Floor, Galil Room, Tel Aviv 67023, Israel.

     It is proposed to adopt the following resolutions at the Meeting:

1. To appoint each of the following as a member of the Board of Directors of the Company (the "Board of Directors"). (See Item 1 below):

               (1) Marc Schimmel; and
               (2) Avraham Asheri.

2. To reappoint Somekh Chaikin, a member of KPMG International, as the Company's auditors and to authorize the Board of Directors to determine their audit fees. (See Item 2 below).

3. To amend the provisions of the Company's articles of association (the "Articles of Association") to authorize and regulate the making of donations by the Company. (See Item 3 below).

4. To approve an arrangement with Discount Investment Corporation Ltd. for participation in the compensation costs of the Chief Executive Officer of the Company. (See Item 4 below).

     In addition, the Board of Directors will present the Meeting with the Audited Financial Statements of the Company for the year ended December 31, 2006.

     At the close of business on May 6, 2007, the Company had 16,600,984 outstanding Ordinary Shares, par value NIS 0.001 per share (the "Ordinary Shares"), each of which is entitled to one vote upon the matters to be presented at the Meeting.



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

     A quorum at any Meeting of the Company shall be constituted when there are present, either in person or by proxy, at least two members, who together hold one third of the voting rights in the outstanding Ordinary Shares of the Company.

     An ordinary resolution (as required in the case of resolutions described in Items 1 and 2 below) shall be deemed to have been passed, if members present, personally or by proxy, holding shares which represent more than fifty percent (50%) of the voting rights of all of the Ordinary Shares of the holders so present at the Meeting, voted, either personally or by proxy, in favor of such ordinary resolution (the "Majority of the Vote Cast").

     In case of the resolution described in Item 3, such resolution shall be deemed to have been passed, if members present, personally or by proxy, holding shares which represent more than seventy-five percent (75%) of the voting rights of all of the Ordinary Shares of the holders so present at the Meeting, voted, either personally or by proxy, in favor of such resolutions.

     In case of the resolution described in Item 4 below, such resolution shall be deemed to have been passed by the Majority of the Vote Cast; provided that:
(i) such majority includes at least one third (1/3) of the "disinterested" holders (as such term is defined under Israeli Companies Law) present and voting at the Meeting, either personally or by proxy, voted, either personally or by proxy, in favor of such resolution, or (ii) the aggregate votes of the "disinterested" members that voted, either personally or by proxy, against such resolution does not exceed one percent of all the voting rights of all of the Ordinary Shares.

     According to applicable Israeli law, if within 30 minutes from the time set for the Meeting a quorum shall not be constituted, the Meeting shall be postponed to the same day at the following week, at the same time and the same place. If within 30 minutes from the time set for the postponement of the Meeting a quorum shall not be constituted, then the Meeting shall be held when at least two shareholders are present either in person or by proxy, regardless of the voting rights represented by them. The resolutions at such a postponed Meeting shall be deemed to have passed in accordance with the percentage thresholds described in the preceding paragraphs.

Item 1 --  Appointment Members of the Board of Directors.
---------------------------------------------------------

     Ten directors who are not External Directors (as such term is defined under Israeli Companies Law-1999 (the "Israeli Companies Law")) currently serve on the Board of Directors. Eight of them were appointed by the annual general meeting of the shareholders of the Company on September 28, 2006, and the other two joined the Board of Directors after that meeting, following resolutions of the Board of Directors. According to the Articles of Association, the appointment of directors by the Board of Directors remains in effect until the date of the annual meeting after their appointment. Accordingly, in accordance with the recommendation of the Board of Directors, the Shareholders are requested to appoint two directors who are not External Directors to the Board of Directors,



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

pursuant to the powers of the general meeting as provided in the Articles of Association. The vote on each nominee to serve as a member of the Board of Directors will be held separately. Below are details about the nominees:

     Marc Schimmel serves as a Director of UKI Investments, the Schimmel Families investment arm. After graduating from University in 1985 Marc entered the Schimmel family's real-estate business, one of the largest private real-estate groups in the United Kingdom. Marc, along with his brother Jacob Schimmel, are responsible for the Family's substantial interests in real estate, financial services, technology, aviation, tourism and telecommunications. The family's business interests are centered in the United Kingdom, France and Israel, but with growing involvement in Eastern Europe and the United States. Mr. Schimmel serves as a Board Member of Property and Building Corporation Ltd., Bayside Land Corporation Ltd. and Clal Industries and Investments Ltd. In addition, Mr. Schimmel is actively involved in communal affairs in London and sits on the board of various bodies involved in Education and Social Affairs.

     Avraham Asheri is an economic and financial advisor. Mr. Asheri is a member of the boards of directors of Discount Mortgage Bank Ltd., Africa Israel Investments Ltd., Elron Electronics Industries Ltd., Micronet Ltd. and Elbit Systems Ltd. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank from November 1991 until July 1998. Prior to joining Israel Discount Bank in 1983 as Senior Executive Vice President and a member of its management committee, Mr. Asheri held the position of Director General of the Ministry of Industry and Trade. During his 23 years at the Ministry of Industry and Trade and at the Ministry of Finance, Mr. Asheri held several key offices in Israel and abroad, including Managing Director of the Investment Center in Israel, and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelors degree in economics and political science from the Hebrew University in Jerusalem.

     It is therefore proposed that the shareholders adopt the following ordinary resolutions at the Meeting:

     "RESOLVED, that Mr. Marc Schimmel be and is hereby appointed as a member of the Board of Directors."

     "RESOLVED, that Mr. Avraham Asheri be and is hereby appointed as a member of the Board of Directors."

     The Board of Directors recommends voting FOR the appointment of each of these nominees to serve as a member of the Board of Directors.

Item 2 --  Reappointment of Auditors and Determination of Fees.
---------------------------------------------------------------

     In accordance with the recommendation of the Board of Directors, the Shareholders are requested to reappoint the Company's existing auditors, Somekh Chaikin, as the auditors of the Company until the Company's next Annual General



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

Meeting, and to authorize the Board of Directors to determine their fees for such period or to delegate its power to the Audit Committee to determine such fees.

     It is therefore proposed that the shareholders adopt the following ordinary resolution at the Meeting:

     "RESOLVED, that the Company's auditors, Somekh Chaikin, be, and they hereby are reappointed as auditors of the Company until the next Annual General Meeting of Shareholders, and that the Board of Directors be, and is hereby authorized to determine the fees of the said auditors or to delegate its power to the Audit Committee to determine such fees."

     The Board of Directors recommends voting FOR the reappointment of Somekh Chaikin as auditors of the Company.

Item 3 --  Amendment of the Articles of Association.
----------------------------------------------------

     In accordance with the recommendation of the Board of Directors, the Shareholders are requested to amend the provisions of the Company's Articles of Association to add an Article that authorizes and regulates the making of donations by the Company.

     It is therefore proposed that the Shareholders adopt the following extraordinary resolution at the Meeting:

     "RESOLVED, that the Company's Articles of Association is hereby amended to add Article 143 in the following wording:

     "The Company may donate reasonable amounts to worthy causes, even if the donation is not part of the business considerations of the Company. Subject to the foregoing, any donation shall be approved by the Board of Directors of the Company or by any person the Board of Directors authorizes for such purpose, which person may determine the amount of such donation, the purpose for which it is given, the identity of its recipient and any condition such person sees fit to stipulate."

     ** Shareholders are advised that the governing text of the Company's Articles of Association is the Hebrew one. The English translation of the relevant provisions of the Articles of Association included herein have been prepared and are provided to the Shareholders for convenience purposes only. The full Hebrew text of the Articles of Association (as well as the proposed amendments thereto) can be found at the Company's registered offices and will be provided to Shareholders upon request.**

     The Board of Directors recommends voting FOR amendment of the Articles of Association as described above.



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

Item 4 -- Approval of Arrangement with Discount Investment Corporation Ltd. for
-------------------------------------------------------------------------------
Participation in the Compensation Costs of the Chief Executive Officer of the
-----------------------------------------------------------------------------
Company.
--------

     On July 27, 2006, the Board of Directors resolved to appoint Mr. Raanan Cohen as Chief Executive Officer ("CEO") of the Company. At the time of the resolution, Mr. Cohen was Deputy CEO of Discount Investment Corporation Ltd., the Company's controlling shareholder ("DIC"). As stated in the Board of Directors' resolution, Mr. Cohen continues to serve as Deputy CEO of DIC even as he serves as CEO of the Company, and he receives his salary from DIC. Mr. Cohen divides his time between the two companies, with most of his time (approximately 80%) devoted to the Company. Mr. Cohen's monthly salary was set at NIS 90,000, plus benefits and an annual bonus to be decided upon from time to time by the Board of Directors. DIC pays Mr. Cohen's entire monthly salary, his annual bonus, all incidental costs and all allowances required for salary increments. The Company and DIC have agreed that Mr. Cohen's compensation costs should be shared between them, with the Company paying 80% of such costs (such arrangement is referred to as the "CEO Compensation Arrangement").

     The CEO Compensation Arrangement may be viewed as an "exceptional transaction" (as defined in the Companies Law) of the Company with the controlling shareholder in the Company. Accordingly and for the sake of caution, the CEO Compensation Arrangement was approved by the Audit Committee and the Board of Directors at their meetings on March 12, 2007 and March 14, 2007, respectively, and is now presented for the approval of the Shareholders pursuant to Section 275 of the Companies Law.

     In accordance with the recommendation of the Board of Directors, the Shareholders are requested to approve the CEO Compensation Arrangement.

     It is therefore proposed that the shareholders adopt the following resolution at the Meeting:

     "RESOLVED, that the arrangement between the Company and Discount Investment Corporation Ltd. relating to the compensation costs of Mr. Raanan Cohen, with the Company paying 80% of such costs, be and hereby is approved."

     The Board of Directors recommends voting FOR approval of the CEO Compensation Arrangement described above.


                                    * * * * *

     The Board of Directors will, as required by Israeli law, present the Meeting with the Audited Financial Statements of the Company for the year ended December 31, 2006. A representative of the Management is expected to be present at the Meeting, and to be available to respond to appropriate questions from the shareholders.



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

     Other than as set forth above, Management knows of no other business to be acted upon at the Meeting.

     The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the proxy and return it in the enclosed envelope.


                                            By Order of the Board of Directors

                                            Shlomo Heller
                                            Corporate Secretary

Tel Aviv, Israel
May 6, 2007



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